SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

Exhibit

99.1 Release dated March 1, 2007, entitled “ BLYVOORUITZICHT GOLD MINING
        COMPANY LIMITED ILLEGAL STRIKERS RETURN TO WORK”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: March 2, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ILLEGAL STRIKERS RETURN
TO WORK

Workers at DRDGOLD’s Blyvooruitzicht mine near Carletonville, who embarked on illegal strike action for the second time in two weeks at the start of the night shift on Tuesday, 27 February 2007, returned to work at the start of the night shift last night, 28 February 2007. Attendance at both last night’s night shift and the day shift today, 1 March 2007, were normal.

The return to work follows Commission for Conciliation, Mediation and Arbitration-facilitated agreements between management and the National Union of Mineworkers (“NUM”) on issues relating to leave pay and job grading allowances for rock drill operators and underground operators.

NUM have also given an undertaking to make up for shifts lost during the illegal stay-away.

Johannesburg
01 March 2007